UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13G/A*
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. 1)
                   -----------------------------------------


                          Javelin Pharmaceuticals Inc.
                                ----------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   471894105
                                 --------------
                                 (CUSIP Number)

                               December 31, 2005
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [___]   Rule 13d-1(b)
          [ X ]   Rule 13d-1(c)
          [___]   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

CUSIP No. 471894105                   13G/A                         Page 2 of 11

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.                             Theta Investors LLC
     I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group                    (a) [ ]
     (See Instructions)                                                  (b) [X]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------
     Number of Shares       5.   Sole Voting Power                             0
     Beneficially
     Owned by Each          ----------------------------------------------------
     Reporting              6.   Shared Voting Power                   2,333,333
     Person With
                            ----------------------------------------------------
                            7.   Sole Dispositive Power                        0

                            ----------------------------------------------------
                            8.   Shared Dispositive Power              2,333,333

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person      2,333,333

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes

     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row 9                        5.8%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                              CO

--------------------------------------------------------------------------------

CUSIP No. 471894105                   13G/A                         Page 3 of 11

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.                  Wexford Spectrum Investors LLC
     I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group                    (a) [ ]
     (See Instructions)                                                  (b) [X]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                               Delaware


--------------------------------------------------------------------------------
     Number of Shares       5.   Sole Voting Power                             0
     Beneficially
     Owned by Each          ----------------------------------------------------
     Reporting              6.   Shared Voting Power                   2,679,309
     Person With
                            ----------------------------------------------------
                            7.   Sole Dispositive Power                        0

                            ----------------------------------------------------
                            8.   Shared Dispositive Power              2,679,309

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person      2,679,309

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row 9                        6.6%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                              CO

--------------------------------------------------------------------------------

CUSIP No. 471894105                   13G/A                         Page 4 of 11

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.                             CHARLES E. DAVIDSON
     I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group                    (a) [ ]
     (See Instructions)                                                  (b) [X]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
     Number of Shares       5.   Sole Voting Power                             0
     Beneficially
     Owned by Each          ----------------------------------------------------
     Reporting              6.   Shared Voting Power                   5,012,642
     Person With
                            ----------------------------------------------------
                            7.   Sole Dispositive Power                        0

                            ----------------------------------------------------
                            8.   Shared Dispositive Power              5,012,642

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person      5,012,642

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row 9                       12.4%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                              IN

--------------------------------------------------------------------------------

CUSIP No. 471894105                   13G/A                         Page 5 of 11

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.                                JOSEPH M. JACOBS
     I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group                    (a) [ ]
     (See Instructions)                                                  (b) [X]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
     Number of Shares       5.   Sole Voting Power                             0
     Beneficially
     Owned by Each          ----------------------------------------------------
     Reporting              6.   Shared Voting Power                   5,012,642
     Person With
                            ----------------------------------------------------
                            7.   Sole Dispositive Power                        0

                            ----------------------------------------------------
                            8.   Shared Dispositive Power              5,012,642

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person      5,012,642

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row 9                       12.4%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                              IN

--------------------------------------------------------------------------------

CUSIP No. 471894105                   13G/A                         Page 6 of 11
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.                             WEXFORD CAPITAL LLC
     I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group                    (a) [ ]
     (See Instructions)                                                  (b) [X]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                            Connecticut

--------------------------------------------------------------------------------
     Number of Shares       5.   Sole Voting Power                             0
     Beneficially
     Owned by Each          ----------------------------------------------------
     Reporting              6.   Shared Voting Power                   5,012,642
     Person With
                            ----------------------------------------------------
                            7.   Sole Dispositive Power                        0

                            ----------------------------------------------------
                            8.   Shared Dispositive Power              5,012,642

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person      5,012,642

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row 9                       12.4%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                              CO

--------------------------------------------------------------------------------

CUSIP No. 471894105                   13G/A                         Page 7 of 11

Item 1.

     (a)  The name of the issuer is Javelin Pharmaceuticals Inc. (the "Issuer").

     (b) The principal executive office of the Issuer is located at 130 West 42nd Street, 12th Floor, New York, New York 10036.

Item 2.

     (a) This statement is being filed by (i) Theta Investors LLC, a Delaware limited liability company ("Theta Investors"), (ii) Wexford Spectrum Investors LLC, a Delaware limited liability company ("Wexford Spectrum", and collectively with Theta Investors and Wexford Spectrum, the "Stockholders") (iii) Wexford Capital LLC, a Connecticut limited liability company ("Wexford Capital"), (iv) Charles E. Davidson and
          (v) Joseph M. Jacobs (the individuals and entities referred to above, collectively, the "Reporting Persons").

     (b) The principal business and office address for the Reporting Persons is c/o Wexford Capital LLC, 411 West Putnam Avenue, Suite 125, Greenwich, Connecticut 06930.

     (c) Theta Investors is a Delaware limited liability company, the members of which are private investment funds. Theta Investors was organized for the purpose of making various investments.

          Wexford Spectrum is a Delaware limited liability company, the members of which are private investment funds. Wexford Spectrum was formed for the purpose of making various investments.

          Wexford Capital, a Connecticut limited liability company, is a registered Investment Advisor and the investment advisor to the Stockholders. Wexford Capital also serves as an investment advisor or sub-advisor to the members of Theta Investors and Wexford Spectrum.

          Charles E. Davidson, a United States citizen, is chairman, a managing member and a controlling member of Wexford Capital. Mr. Davidson is a controlling person or an investor in a number of private companies, including certain members of Theta Investors and Wexford Spectrum.

          Joseph M. Jacobs, a United States citizen, is president, a managing member and a controlling member of Wexford Capital. Mr. Jacobs is a controlling person or an investor in a number of private companies, including certain members of Theta Investors and Wexford Spectrum.

     (d) This class of securities to which this statement relates is common stock, par value $.001, of the Issuer (the "Common Stock").

     (e)  The CUSIP number of the Common Stock is 471894105.

Item 3.

If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or
(c), check whether the person filing is a:

     (a) ___  Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o).

     (b) ___  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 471894105                   13G/A                         Page 8 of 11


     (e) ___  An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j) ___  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 240.13d-1(c), check this box. /X/.

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentate of the class of securities of the issuer identified in Item 1.

     The percentages used herein are calculated based upon the 40,404,975 shares of Common Stock issued and outstanding as of November 3, 2005 according to the Securities Purchase Agreement dated November 3, 2005, by and among the Company and the investors ascribed thereto.

     Theta Investors LLC

     (a)  Amount beneficially owned: 2,333,333

     (b)  Percent of class: 5.8%

     (c)  Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote: 0

          (ii)   Shared power to vote or to direct the vote: 2,333,333

          (iii)  Sole power to dispose or to direct the disposition of: 0

          (iv)   Shared power to dispose or to direct the disposition of:
                 2,333,333

     Wexford Spectrum Investors LLC

     (a)  Amount beneficially owned: 2,679,309

     (b)  Percent of class: 6.6%

     (c)  Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote: 0

          (ii)   Shared power to vote or to direct the vote: 2,679,309

          (iii)  Sole power to dispose or to direct the disposition of: 0

          (iv)   Shared power to dispose or to direct the disposition of:
                 2,679,309

CUSIP No. 471894105                   13G/A                         Page 9 of 11


     Charles E. Davidson

     (a)  Amount beneficially owned: 5,012,642

     (b)  Percent of class: 12.4%

     (c)  Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote: 0

          (ii)   Shared power to vote or to direct the vote: 5,012,642

          (iii)  Sole power to dispose or to direct the disposition of: 0

          (iv)   Shared power to dispose or to direct the disposition of
                 5,012,642

     Joseph M. Jacobs

     (a)  Amount beneficially owned: 5,012,642

     (b)  Percent of class: 12.4%

     (c)  Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote: 0

          (ii)   Shared power to vote or to direct the vote: 5,012,642

          (iii)  Sole power to dispose or to direct the disposition of: 0

          (iv)   Shared power to dispose or to direct the disposition of:
                 5,012,642

     Wexford Capital LLC

     (a)  Amount beneficially owned: 5,012,642

     (b)  Percent of class: 12.4%

     (c)  Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote: 0

          (ii)   Shared power to vote or to direct the vote: 5,012,642

          (iii)  Sole power to dispose or to direct the disposition of: 0

          (iv)   Shared power to dispose or to direct the disposition of:
                 5,012,642

     Wexford Capital may, by reason of its status as investment advisor to Theta Investors and Wexford Spectrum, be deemed to beneficially own the shares of Common Stock of which Theta Investors and Wexford Spectrum possess beneficial ownership.

     Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to beneficially own the shares of Common Stock of which Theta Investors and Wexford Spectrum possess beneficial ownership.

     Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock Theta Investors and Wexford Spectrum beneficially own.

CUSIP No. 471894105                   13G/A                        Page 10 of 11


     Wexford Capital LLC, Charles Davidson, and Joseph Jacobs, own directly no shares of Common Stock. Pursuant to Investment Agreements, Wexford Capital LLC has all investment and voting power with respect to the Securities held by Theta Investors LLC and Wexford Spectrum Investors LLC. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended, each of Wexford Capital LLC, Charles Davidson, and Joseph Jacobs may be deemed to beneficially own 5,012,642 shares of Common Stock (constituting approximately 12.4% of the shares of Common Stock outstanding). Each of Wexford Capital LLC, Charles Davidson, and Joseph Jacobs disclaim beneficial ownership of any securities covered by this statement.

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 7, 2006

                                    THETA INVESTORS LLC.




                                    By:   /s/ Arthur H. Amron
                                          ----------------------
                                          Name:  Arthur H. Amron
                                          Title:  Vice President




                                    WEXFORD SPECTRUM INVESTORS LLC




                                    By:   /s/ Arthur H. Amron
                                          ----------------------
                                          Name:  Arthur H. Amron
                                          Title:  Vice President



CUSIP No. 471894105                   13G/A                        Page 11 of 11



                               WEXFORD CAPITAL LLC




                                    By:   /s/ Arthur H. Amron
                                          ----------------------
                                          Name:  Arthur H. Amron
                                          Title:  Principal and General Counsel



                                    /s/ Charles E. Davidson
                                        ----------------------
                                        CHARLES E. DAVIDSON



                                    /s/ Joseph M. Jacobs
                                        ----------------------
                                        JOSEPH M. JACOBS